Exhibit 99.2

Li Bang International Corporation Inc. Announces Closing of Initial Public Offering

Jiangyin, China, October 24, 2024, (GLOBE NEWSWIRE) -- Li Bang International Corporation Inc. (Nasdaq: LBGJ) (the “Company” or “Li Bang”), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced the closing of its initial public offering (the “Offering”) of 1,520,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares commenced trading on October 23, 2024, under the ticker symbol “LBGJ.”

The Company received aggregate gross proceeds of US$6.08 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 228,000 ordinary shares, representing 15% of the ordinary shares sold in the Offering, at the public offering price less underwriting discounts.

Net proceeds from the Offering will be used for plant construction, equipment procurement, advertising and marketing, research and development, and general working capital.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC acted as the representative of the underwriters, with EF Hutton LLC acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as the U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as the U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-262367), as amended, and was declared effective by the SEC on September 30, 2024. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Craft Capital Management LLC at 377 Oak St, Lower Concourse, Garden City, NY 11530, or via email at info@craftcm.com, or telephone at (800) 550-8411; or from EF Hutton at 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com, or telephone at (212) 404-7002. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the independently research, development, production, and sale of stainless steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and state-of-the-art procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements.These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Li Bang International Corporation Inc.
Investor Relations Department

Email: libangsales@libangco.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com